UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number: 000-19884

LEADING BRANDS, INC.
(Translation of registrant's name into English)

Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia V6G 2Z6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements February 28, 2007 and 2006

99.2	Management's Discussion and Analysis For Year Ended February 28, 2007

99.3	Annual Report

99.4	News Release dated May 17, 2007

99.5	News Release dated May 24, 2007

99.6	News Release dated May 25, 2007

99.7	Notice of Annual General Meeting

99.8	Information Circular

99.9	Proxy

99.10	Voting Information Form

99.11	Supplemental Mailing List Return Card

99.12	Report to Shareholders

99.13	Corporate Directory

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leading Brands, Inc.
(Registrant)

Date: May 31, 2007	By:	/s/ Marilyn Kerzner

Marilyn Kerzner
	Title:	Director of Corporate Affairs